Alamos Gold Inc.	Suite 2010,120 Adelaide Street West Toronto, Ontario Canada M5H 1T1 Telephone: 416-368-9932 1-866-788-8801 Website: www.alamosgold.com Trading Symbol: TSX : AGI

May 24, 2006

To:

The Securities Commissions of all of the Provinces and Territories of Canada

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual meeting of shareholders (the “Meeting”) of Alamos Gold Inc. (the “Company”) held on May 24, 2006.

1.

Determination of the Number of Directors

According to proxies received and vote by show of hands, the number of directors was determined at eight.

2.

Election of Directors

According to proxies received and vote by show of hands, the following persons were elected as directors of the Company until the next annual meeting:

Alan R. Hill
John A. McCluskey
Leonard Harris
Richard W. Hughes
James M. McDonald
Brian W. Penny

Mark Wayne

John F. Van De Beuken.

3.

Appointment of Auditors

According to proxies received and vote by show of hands, Ernst & Young, LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.